UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-8314

(Check one):	☐ Form 10-K	☑ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2002

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

☐  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Compañía Internacional de Telecomunicaciones S.A.

Full Name of Registrant

Former Name if Applicable

Tucumán 1, Piso 18º

Address of Principal Executive Office (Street and Number)

(1049) Buenos Aires, Argentina

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

We are currently in the process of changing our fiscal year. Last year our consolidated subsidiary, Telefónica de Argentina S.A., changed the end of its fiscal year to December 31. As a result, there is a mismatch between our fiscal year and the fiscal year of our consolidated subsidiary. Telefónica de Argentina S.A. is not required to submit its Annual Report on Form 20-F until June 30, 2003. However, as it is a consolidated subsidiary, we have been attempting to complete the audit of our subsidiary’s financials before the filing of our Annual Report on Form 20-F. The change in the requirements for financial statements, including the implementation of inflation accounting under Argentine GAAP, has also slowed down the preparation of our Annual Report. Due to the coordination of the two disparate fiscal years, the transition to a December 31 fiscal year end, the changes in Argentine GAAP and the current macroeconomic situation in Argentina, our Annual Report on Form 20-F cannot be filed promptly without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Juan Ignacio Lopez-Basavilbaso	011-54	4325-0085
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☑  Yes        ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☑ Yes        ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that a significant change in result of operations from the fiscal year ended September 30, 2001 will be reflected by the earnings statements to be included in the subject report respecting the fiscal year ended September 30, 2002. A narrative and quantitative explanation of the anticipated changes follows.

Our financial results have been negatively impacted by drastic political and economic changes that took place in Argentina in 2002. The most important effects on our results of operations were (a) the devaluation of the Argentine peso, (b) the inflation Argentina has experienced in the last year, (c) the lack of access to financing, (d) the conversion of the rates applied by our consolidated subsidiary Telefónica de Argentina S.A. from U.S. dollars to Argentine pesos, (e) the freezing of its rates that were previously indexed and (f) the mandatory renegotiation of its rates with the Argentine government.

Under Argentine GAAP our net loss for the fiscal year ended September 30, 2002 was 2,888 million Argentine pesos in comparison to a net loss of 49 million Argentine pesos for the fiscal year ended September 30, 2001 (both numbers are in constant Argentine pesos as of September 30, 2002).

As a result of inflation accounting and the continuing audit of our consolidated subsidiary it is difficult to make other estimates of our results.

An English translation of financial statements and related documents filed in Argentina for the fiscal year ended September 30, 2002 were furnished to the Securities and Exchange Commission on Form 6-K on December 17, 2002.

Compañía Internacional de Telecomunicaciones S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2003	By:	/s/ JUAN IGNACIO LÓPEZ-BASAVILBASO
Name: Juan Ignacio López-Basavilbaso Title: Chief Financial Officer